Exhibit 99.7

AMENDMENT NO. 2 TO
PUT AND CALL OPTION AGREEMENT

This amendment (this “Amendment”) is made on March 31, 2006, to the Put and Call Option Agreement dated as of February 9, 2005 as amended by that certain Amendment No. 1 to Put and Call Option Agreement, dated as of July 25, 2005 (as amended from time to time, the “Option Agreement”) between:

 (1)                               Symphony Technology II-A, L.P., a Delaware Limited Partnership with its office located at 4015 Miranda Avenue, 2nd Floor, Palo Alto, CA  94304, USA (“Symphony”); and

(2)                                  Special Value Expansion Fund, LLC, a Delaware limited liability company, (“Tennenbaum”).

Symphony and Tennenbaum are collectively referred to as “Parties”, each being a “Party”.

WHEREAS:

Tennenbaum and Symphony wish to amend the Option Agreement in certain respects.

IT IS AGREED as follows:

1.                                      Amendments.  Effective upon the execution and delivery of this Amendment by Tennenbaum and Symphony, the Option Agreement shall be amended as follows:

1.1                               Purchase Price.  Section 3.1 of the Option Agreement is hereby amended in its entirety to read as follows:

“The purchase price (the “Purchase Price”) to be paid by Symphony upon exercise of the Call Option or the Put Option shall be US$2.865 per Option Share, plus interest as set forth in the following sentence (the “Share Price”).  Interest on the Share Price shall accrue and be payable from February 9, 2005 through the date of payment of the Purchase Price at the Applicable Rate calculated as set forth below.

Applicable Rate means (a) during the period from and including February 9, 2005 to and including July 9, 2005, an interest rate of 6.5 per cent (6.5%) per annum, (b) during the period from and including July 10, 2005 to and including March 31, 2006, an interest rate of 12 per cent (12%) per annum and (c) for any period thereafter, an interest rate of 15 per cent (15%) per annum.

The interest for each period shall be calculated on the basis of the exact number of days during such period from and including the first day of such period up to and including the last day of such period or the date of payment of the Purchase Price, as the case may be, divided by 360 days.”

1.2                               Term of the Agreement.  Section 17.3 of the Option Agreement is hereby amended in its entirety to read as follows:

“This Agreement enters into force as from February 9, 2005 and will remain valid up to and including July 31, 2006.  The provisions regarding confidentiality in section 14 above shall, however, survive the termination of this Agreement.”

2.                                      Miscellaneous.

                                                2.1          Option Agreement in Full Force and Effect.  Except as specifically amended hereby, all of the terms and conditions of the Option Agreement shall remain in full force and effect.

2.2          Counterparts.  This Amendment may be executed in any number of counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

2.3          Governing Law.  This Amendment and the legal relations between the parties arising hereunder shall be governed by and interpreted in accordance with the laws of California without respect to the conflict of laws provisions thereof.

[signatures on next page]

IN WITNESS WHEREOF, each of the Parties has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

SYMPHONY TECHNOLOGY II-A, L.P. By: Symphony Technology II GP, LLC its General Partner

By:	/s/ William Chisholm
Managing Member

SPECIAL VALUE EXPANSION FUND, LLC

By:	/s/ Howard Levkowitz
Name: Howard Levkowitz
Its: Authorized Signatory